RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 16:08:42 04 April 2025 RNS Number : 7800D Unilever PLC 04 April 2025 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Srinivas Phatak 2 Reason for the notification a) Position/status Acting Chief Financial Officer b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 401.973746 PLC shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. • 35.079227 PLC EUR shares (reinvestment of divid on beneficially owned shares). This agreement was en into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 401.973746 €55.455 35.079227 e) Aggregated information - Volume - Total 401.973746 / 35.079227 £18,609.29 / €1,945.32 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Willem Uijen 2 Reason for the notification a) Position/status Chief Supply Chain and Operations Officer (a membe the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 58.494818 PLC shares (reinvestment of dividend o beneficially owned shares). This agreement was enter during an open period. • 0.000109 PLC EUR shares (reinvestment of divide beneficially owned shares). This agreement was enter during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 58.494818 €55.455 0.000109 e) Aggregated information - Volume - Total 58.494818 / 0.000109 £2,708.01 / €0.01 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Priya Nair 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a me of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 297.304856 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was enter during an open period. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 297.304856 e) Aggregated information - Volume - Total 297.304856 £13,763.67 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification

a)	Position/status	President 1 Unilever Markets (a member of the Unile Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 130.884084 PLC shares (reinvestment of dividend BDA shares). This agreement was entered into during open period. • 289.161362 PLC shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. • 328.163707 PLC EUR shares (reinvestment of div on beneficially owned shares). This agreement was er into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	see table below
e)	Aggregated information - Volume - Total	 420.045446 / 328.163707 £19,445.92 / €18,198.32
f)	Date of the transaction	2025/04/02
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Price(s)	Volume(s)
£46.2948	130.884084
£46.2948	289.161362
€55.455	328.163707

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Peter Ter Kulve
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (a member of th Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 43.209443 PLC shares (reinvestment of dividend BDA shares). This agreement was entered into during open period. • 172.825366 PLC shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. • 64.725374 PLC EUR shares (reinvestment of divi on BDA shares). This agreement was entered into dur open period. • 42.234353 PLC EUR shares (reinvestment of divi on beneficially owned shares). This agreement was er into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	

Price(s)	Volume(s)
£46.2948	43.209443
£46.2948	172.825366
€55.455	64.725374
€55.455	42.234353

e)	Aggregated information - Volume - Total	 216.034809 / 106.959727 £10,001.29 / €5,931.45
f)	Date of the transaction	2025/04/02
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**

a)	Name	Rohit Jawa
2	**Reason for the notification**	
a)	Position/status	Managing Director and CEO, Hindustan Unilever Lin and President, Unilever South Asia (a member of Uni Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 43.18498 PLC shares (reinvestment of dividend o shares). This agreement was entered into during an op period. • 144.122375 PLC shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. • 228.996308 PLC EUR shares (reinvestment of div on beneficially owned shares). This agreement was er

		into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s): £46.2948 / 43.18498; £46.2948 / 144.122375; €55.455 / 228.996308
e)	Aggregated information - Volume - Total	 187.307355 / 228.996308 £8,671.36 / €12,698.99
f)	Date of the transaction	2025/04/02
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Price(s)	Volume(s)
£46.2948	43.18498
£46.2948	144.122375
€55.455	228.996308

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial respo closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Eduardo Campanella
2	**Reason for the notification**	
a)	Position/status	Business Group President, Home Care (member of U Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducte**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b) Nature of the transaction • 41.653205 PLC shares (reinvestment of dividend o beneficially owned shares). This agreement was enter during an open period. • 139.058994 PLC EUR shares (reinvestment of div on beneficially owned shares). This agreement was en into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 41.653205 €55.455 139.058994 e) Aggregated information - Volume - Total 41.653205 / 139.058994 £1,928.33 / €7,711.52 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 142.308207 PLC shares (reinvestment of dividend BDA shares). This agreement was entered into during open period. • 426.46744 PLC shares (reinvestment of dividend o beneficially owned shares). This agreement was enter during an open period. • 137.341193 PLC EUR shares (reinvestment of div on beneficially owned shares). This agreement was en into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 142.308207 £46.2948 426.46744 €55.455 137.341193 e) Aggregated information - Volume - Total 568.775647 / 137.341193 £26,331.35 / €7,616.26 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member o Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 124.311748 PLC shares (reinvestment of dividend BDA shares). This agreement was entered into during open period. • 593.463073 PLC shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 124.311748 £46.2948 593.463073 e) Aggregated information - Volume - Total 717.774821 £33,229.24 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mairéad Nayager 2 Reason for the notification a) Position/status Chief People Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 89.305911 PLC shares (reinvestment of dividend on beneficially owned shares). This agreement was enter during an open period. c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.2948 89.305911 e) Aggregated information - Volume - Total 89.305911 £4,134.40 f) Date of the transaction 2025/04/02 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial respon closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Heiko Schipper

2 Reason for the notification a) Position/status Business Group President, Foods (member of Unileve Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) eac of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction 32.659515 PLC EUR shares (reinvestment of dividend beneficially owned shares). This agreement was enter during an open period. c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €55.455 32.659515 e) Aggregated information - Volume - Total 32.659515 €1,811.13 f) Date of the transaction 2025/04/02 g) Place of the transaction Amsterdam Stock Exchange - XAMS This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.